

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2014

<u>Via E-mail</u>
Eduard Musheyev
President
Diamond Technology Enterprises, Inc.
21 West 47<sup>th</sup> Street, #24
New York, NY 10036

> **Re: Diamond Technology Enterprises, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 5, 2014**
> **File No. 333-192135**

Dear Mr. Musheyev:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions, page 26

1. We note your response to comment 5 in our letter dated April 29, 2014 and we also note that you have filed a Note payable to Mr. Musheyev for $45,000 dated February 12, 2014. However, your disclosure indicates that the note was for $15,000. Please revise your disclosure here and in the notes to the financial statements to disclose accurately the amount and date of the Note, or advise.

Plan of Distribution, page 31

2. We note your response to comment 6 in our letter dated April 29, 2014 and re-issue the last sentence of that comment.

      Please contact Jason Niethamer, Assistant Chief Accountant at (202) 551-3855, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters.  Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

                     Sincerely,

                     /s/ Lilyanna L. Peyser for

                     Mara L. Ransom
                     Assistant Director